CORAL GOLD RESOURCES LTD.

Interim Consolidated Financial Statements

Three Months Ended April 30, 2008

(unaudited)

Index

Consolidated Balance Sheets

Consolidated Interim Statements of Operations and Deficit

Consolidated Interim Statements of Cash Flows

Notes to Consolidated Interim Financial Statements

Notice to Readers: Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statement of the Company have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company and have not been reviewed by the Company’s independent auditor.

CORAL GOLD RESOURCES LTD.
Consolidated Balance Sheets
(In Canadian Dollars)
(Prepared by Management)

	April 30,	January 31,
As at:	2008	2008
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$3,227,867	$3,602,089
Advances receivable from related parties (note 9(b))	13,909	13,808
Interest receivable and prepaid expenses	86,579	58,778

	3,328,355	3,674,675

Investment securities (note 4)	152,070	167,282
Equipment (note 5)	9,016	2,327
Mineral properties (note 6)	14,142,109	14,021,301
Reclamation deposit (note 7)	382,979	320,103

	$18,014,529	$18,185,688

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$85,681	$121,368
Advances payable to related parties (note 9(c))	42,114	36,499
Asset retirement obligation	195,776	194,361

	323,571	352,228

Future income tax liability	3,562,808	3,562,808

Non-controlling interest	10,320	10,320

Shareholders' equity
Share capital (note 8)	40,301,644	40,211,705
Contributed surplus	3,427,795	3,221,663
Accumulated other comprehensive income	33,319	48,531
Deficit	(29,644,928)	(29,221,567)

	14,117,830	14,260,332

	$18,014,529	$18,185,688

Approved by the Directors:

“Louis Wolfin”	Director	“Gary Robertson”	Director

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit
(In Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended April 30,
	2008	2007

EXPENSES
Amortization	$231	$145
Consulting fees	60,172	11,180
Investor relations and shareholder
information	76,276	29,389
Legal and accounting	2,525	228,250
Listing and filing fees	9,205	5,900
Management fees	26,250	36,780
Office and miscellaneous	13,529	11,376
Salaries and benefits	32,336	18,469
Stock-based compensation	190,979	14,072
Transfer agent fees	2,322	1,583
Travel	40,480	5,366

Loss before the following	(454,305)	(362,510)

Other items
Interest income	29,548	22,100
Foreign exchange gain (loss)	1,397	(20,089)
Recovery (write-down) of advances receivable	-	3,974

Loss for the period	$(423,360)	$(356,525)

Other comprehensive income
Unrealized gain (loss) on investment securities (note 4)	(15,212)	121,296

Total comprehensive loss	$(438,572)	$(235,229)

Deficit, beginning of period	(29,221,567)	(27,902,382)

Deficit, end of period	$(29,644,927)	$(28,258,907)

Basic and diluted:
Loss per share	$(0.02)	$(0.05)

Weighted average number of
common shares outstanding	24,947,238	20,504,160

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Cash Flows
(In Canadian Dollars)
(Unaudited – Prepared by Management)

	Three Months Ended April 30,
	2008	2007

OPERATING ACTIVITIES
Loss for the period	$(423,360)	$(356,525)
Adjustments for items not involving cash:
Amortization	231	145
Stock-based compensation	190,979	14,072
Fair value of options granted for consulting services	45,172	-

Change in non-cash working capital:
Decrease (Increase) in advances receivable	(101)	1,991
Decrease (Increase) in interest
receivable and prepaid expenses	(27,801)	17,131
Increase (Decrease) in accounts
payable and accrued liabilities	(35,687)	(338,069)
Increase (Decrease) in advances
payable to related parties	5,615	(972)
Decrease (Increase) in site restoration obligation	1,415	(888)

Cash used in operating activities	(243,537)	(663,115)

INVESTING ACTIVITIES
Mineral properties acquisition and
exploration expenditures incurred	(120,808)	(162,951)
Purchase of equipment	(6,920)	-
Decrease (Increase) in reclamation deposit	(62,876)	18,883

Cash used in investing activities	(190,604)	(144,068)

FINANCING ACTIVITIES
Increase (decrease) in subscriptions received in advance	-	300,000
Issuance of shares for cash, net	59,920	20,400

Cash provided by financing activities	59,920	320,400

Net increase (decrease) in cash and cash equivalents	(374,222)	(486,783)

Cash and cash equivalents, beginning of period	3,602,089	2,545,711

Cash and cash equivalents, end of period	$3,227,867	$2,058,928

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

1.	Nature of Business

Coral Gold Resources Ltd. (“Coral” or the “Company”) is in the exploration stage, and is in the process of exploring its mineral property interests and has not yet determined whether they contain enough gold reserves, such that their recovery would be economically viable. The Company’s mining claims are located in the states of Nevada and California in the United States. The investment in and expenditures on the mineral properties comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral properties interest and related deferred costs are dependent upon the continued support from its directors, the discovery of economically recoverable reserves, the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time. The value of the Company’s mineral properties could become impaired should its exploration activities cease or be unsuccessful, and may result in future write-downs of capitalized property carrying values.

2.	Basis of Presentation and Recent Accounting Pronouncements

a) Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) on a basis consistent with that followed in the most recent audited annual consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with Canadian GAAP have been condensed or omitted and therefore these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto for the fiscal year ended January 31, 2008. These interim financial statements have not been reviewed by an auditor.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of these unaudited interim consolidated financial statements have been included and all such adjustments are of a normal recurring nature. Operating results for the three months ended April 30, 2008 are not necessarily indicative of the results that can be expected for the fiscal year ending January 31, 2009.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Coral Resources, Inc. and Coral Energy Corporation of California and its 98.49% owned subsidiary Marcus Corporation. Significant inter-company accounts and transactions have been eliminated.

b) Recent Accounting Pronouncements

Financial Instruments – Disclosures and Financial Instruments – Presentation

Effective February 1, 2008, the Company adopted CICA Section 3862, Financial Instruments – Disclosure. This section requires disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks. See Note 3(a) to these interim financial statements for disclosure relating to this section.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

2.	Basis of Presentation and Recent Accounting Pronouncements (continued)

b) Recent Accounting Pronouncements (continued)

Capital Disclosures

Effective February 1, 2008, the Company adopted CICA Section 1535, Capital Disclosure. This section requires the Company to include additional information in the notes to the financial statements about its capital and the manner in which it is managed. See Note 3(b) to these interim consolidated financial statements for disclosure relating to this section.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a gong concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The standard was adopted by the Company effective February 1, 2008.

c) Future Accounting and Reporting Changes

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets

The CICA has also issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its financial statements.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

3.	Significant Accounting Policies

a) Financial Instruments

i) Classification and fair value of financial instruments

The Company’s cash and cash equivalents are held for trading and are measure at fair value; any gains or losses related to periodic revaluation are recorded to net income or loss. Advances receivable, interest receivable and reclamation deposit are classified as loans and receivables and are initially measured at their fair value; subsequent revaluations are recorded at their amortized cost using the effective interest rate method. Investment securities involving shares of companies are classified as available-for-sale and accounted for at fair market value. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss. Accounts payable and advances payable to related parties are classified as other liabilities and are initially measured at fair value; subsequent revaluations are recorded at their amortized cost using the effective interest rate method. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying values.

ii) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to fulfill an obligation and cause the other party to incur a financial loss. The Company’s cash and cash equivalents are exposed to credit risk. The risk is low because the Company is maintaining its cash and cash equivalents with highly rated financial institutions.

iii) Foreign exchange risk

Foreign exchange risk is the risk that fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. With having properties in the U.S. the Company is exposed to the fluctuation of foreign exchange. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows.

iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash and cash equivalents are currently held in highly liquid short-term investments and therefore management considers the interest rate risk to be minimal.

v) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company ensures that it has sufficient capital to meet short term financial obligations after taking into account its exploration obligations and cash and cash equivalents on hand.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

3.	Significant Accounting Policies (continued)

b) Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents, receivables and current liabilities.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on a regular basis to ensure that objectives are met.

4.	Investment Securities

At April 30, 2008, the Company held shares as follows:

			Accumulated
	Number of		Unrealized	Fair
	Shares	Cost	Gains (losses)	Value

Available-for-sale shares:
Levon Resources Ltd.	967,571	$77,117	$43,829	$120,946
Mill Bay Ventures Inc.	518,731	41,634	(10,510)	31,124

		$118,751	$33,319	$152,070

During the three month period ended April 30, 2008, the Company recognized a $15,212 unrealized loss, included in other comprehensive income (loss), on investment securities designated as available-for-sale. Fair value was determined using quoted market prices as at April 30, 2008.

5.	Equipment

		Accumulated	Net Book
April 30, 2008	Cost	Amortization	Value
Computer hardware	$5,926	$3,864	$2,062
Equipment	436	287	149
Vehicles	6,920	115	6,805
	$13,282	$4,266	$9,016

January 31, 2008
Computer hardware	$5,926	$3,756	$2,170
Equipment	436	279	157
	$6,362	$4,035	$2,327

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

6.	Mineral Properties

The following is a summary of mineral property expenditures for the three month period ended April 30, 2008:

Balance, beginning of period		$14,021,301

Robertson Property
Assays	$584
Consulting	48,392
Lease payments	62,121
Mapping	3,662
Reclamation	2,779
Taxes, licenses & permits	3,259
Water analysis	12
Total expenditures for Robertson Property		120,808

Total expenditures for Norma Sass/Ruf Property		-

Balance, end of period	$14,142,109

7.	Reclamation Deposit

Under the laws of the State of Nevada, the Company is required to have a reclamation deposit which covers the cost to reclaim the ground disturbed. During the period ended April 30, 2008, additional planned exploration activities in Nevada were approved by the Bureau of Land Management (the “Bureau”), thereby an additional bond of $62,876 (U.S.$59,975) was required. As at April 30, 2008, the total required reclamation deposit was $382,979 (U.S.$379,375) [2008 - $320,103 (U.S.$319,400)].

Coral Resources, Inc., as principal, placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. The bond is interest bearing and accrued on a monthly basis at a weighted average rate of 1.37%.

8.	Share Capital

(a)	Authorized Unlimited common shares without par value

(b)	Issued

During the year ended January 31, 2008, the Company’s share structure was amended by subdividing every one common share into three common shares. If not stated otherwise, for the current period and the comparative periods, those numbers of shares, stock options and share purchase warrants outstanding, as well as net loss per share, have been adjusted to reflect this three-for-one share split.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

8.	Share Capital (continued)

(b)	Issued (continued)

	Number of	Share Capital	Contributed
	Shares	Amount	Surplus

Balance, January 31, 2007	6,832,360	$36,706,478	$2,096,750

Stock split on a 3 for 1 basis	13,664,720	-	-
Common shares issued for
cash:
Private placements	4,230,000	3,369,900	860,100
Exercise of warrants	20,691	13,794	-
Exercise of stock options	135,000	76,100	-
Fair value of stock options
exercised	-	40,840	(40,840)
Fair value of warrants exercised
	-	4,593	(4,593)
Fair value of stock options
issued for consulting services	-		15,057
Stock-based compensation	-		295,189

Balance, January 31, 2008	24,882,771	$40,211,705	$3,221,663

Exercise of stock options	107,000	59,920
Fair value of stock options
exercised	-	30,019	(30,019)
Fair value of stock options
issued for consulting services	-	-	45,172
Stock-based compensation	-	-	190,979

Balance, April 30, 2008	24,989,771	$40,301,644	$3,427,795

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

8.	Share Capital (continued)

	(c)	Share Purchase Warrants

A summary of share purchase warrants transactions for the three month period ended April 30, 2008 is as follows:

	Number of
	Underlying	Weighted Average
	Shares	Exercise Price

Balance, January 31, 2008	4,230,000	$1.17
Granted	-	-
Exercised	-	-

Balance, April 30, 2008	4,230,000	$1.17

In the three month period ended April 30, 2008, the terms of the warrants issued pursuant to a private placement announced on April 20, 2007 have been amended. The amendment extends the expiry date of the warrants from May 18, 2008 to May 18, 2009. As at the period end, the following share purchase warrants were outstanding:

Number of
Underlying
Shares	Exercise Price	Expiry Date

4,230,000	$1.17	May 18, 2009

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

8.	Share Capital (continued)

	(d)	Stock Options

The Company has granted founders, directors, officers and certain employees stock options. For the three month period ended April 30, 2008, stock option activity is summarized as follows:

	Number	Weighted Average
	of Options	Exercise Price
Balance, January 31, 2008	2,823,000	$1.00
Exercised	(107,000)	$0.57
Granted	599,000	$1.09

Balance, April 30, 2008	3,315,000	$1.03

A summary of stock options outstanding and exercisable as at April 30, 2008 is as follows:

		Weighted
		Average
	Exercise	Remaining
Number	Price	Contractual
Outstanding		Life (yr)	Expiry Date
559,500	$0.56	1.59	December 1, 2009
40,000	$0.56	1.95	April 12, 2010
631,500	$1.17	2.62	December 12, 2010
750,000	$1.29	3.35	September 6, 2011
735,000	$1.00	4.37	September 12, 2012
100,000	$1.00	4.77	February 4, 2013
100,000	$1.11	4.85	March 4, 2013
399,000	$1.11	4.91	March 27, 2013

3,315,000

During the three month period ended April 30, 2008, 100,000 stock options were granted to consultants of the Company at a price of $1.00 per share expiring February 4, 2013; 100,000 stock options were granted to consultants of the Company at a price of $1.11 per share expiring March 4, 2013; and 399,000 stock options were granted to consultants of the Company at a price of $1.11 per share expiring March 27, 2013. These options vest according to the Company’s Stock Option Plan and the TSX Policy and are exercisable for a period of five years. Regarding these options, the Company recorded a total of $190,979 for stock based compensation expense of which $123,822 was issued in relation to an investor relations contract.

The fair value of these option granted have been estimated using the Black-Scholes option pricing model with the following assumptions: range of risk-free interest rate: 2.93% -3.4%; dividend yield of 0%, range of volatility factor: 100.32% - 101.06%; and expected life of 5 years.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

9.	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

a)

Advances receivable represent amounts due from related parties. $13,909 [$53,394 less an allowance for bad debt of $39,485; January 31, 2008 - $13,808] was due from a public company with common management and common directors.

b)

Advances payable include $17,000 [January 31, 2008 - $17,000] due to Directors in regards to past directors’ fees; $16,586 [January 31, 2008 – $16,662] due to a company with common management in regards to the cost sharing agreement for overhead expenses; $3,532 [January 31, 2008 - $2,570] to a company controlled by a Director in regards to geological consulting fees; and $4,996 [January 31, 2008 - $267] to a company controlled by a Director in regards to expense reimbursements.

c)

For the three month period ended April 30, 2008, consulting fees of $7,500 [2007 - $7,500] were paid to one company owned by a Director; Consulting fees of $7,500 [2007 - $nill] were charged by a private company owned by an officer of a related company with common management.

d)

Management fees of $18,750 [2007 - $18,750] were paid to a company owned by a Director; $7,500 [2007 - $7,500] were paid to a company controlled by an officer of the Company; and $nil [2007 - $10,530] were paid to an officer of the Company.

e)	Geological consulting fees of $9,500 [2007 - $10,400] were charged by a company owned by a Director of the Company and is recorded in mineral properties.

f)

The Company entered into a cost-sharing agreement during 2005 to reimburse a related party for a variable percentage of its overhead expenses, to reimburse 100% of its out-of- pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

A total of $50,430 [2007 - $27,969] was charged to operations in relation to the cost sharing agreement and recorded as general and administrative expenses.

The Company owns a one-sixth share of the related party which is valued at a nominal amount of $1; the shares are held in trust.

These transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

CORAL GOLD RESOURCES LTD.
Notes to Interim Consolidated Financial Statements
April 30, 2008
(In Canadian Dollars)
(Unaudited – Prepared by Management)

10.	Segmented Information

The Company is involved in mineral exploration and development activities principally in the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues for each of the current period ending April 30, 2008. All losses for the current period and the comparative period are as a result of Canadian head office costs. Costs of U.S. operations are capitalized to mineral properties. The assets of the Company are segmented as follows:

April 30. 2008	Canada	U.S.	Total
Current assets	$3,287,072	$41,283	$3,328,355
Investment securities	152,070	-	152,070
Equipment	2,211	6,805	9,016
Mineral properties	-	14,142,109	14,142,109
Reclamation deposit	-	382,979	382,979
	$3,441,353	$14,573,176	$18,014,529

January 31, 2008	Canada	U.S.	Total
Current assets	$3,642,859	$31,816	$3,674,675
Investment securities	167,282	-	167,282
Equipment	2,327	-	2,327
Mineral properties	-	14,021,301	14,021,301
Reclamation deposit	-	320,103	320,103
	$3,812,468	$14,373,220	$18,185,688

11.	Comparative Figures

Certain of the comparative figures for 2007 have been reclassified, where applicable, to conform to the presentation adopted for the current year.

12.	Subsequent Events

Subsequent to April 30, 2008, the Company granted 35,000 stock options to certain employees of the Company at a price of $1.00 per share expiring May 1, 2013.

Subsequent to April 30, 2008, the Company terminated a previously announced Investor Relations Agreement effective June 5, 2008. As a result, options issued in relation to this agreement will be cancelled according to the TSX Policy.